ENZO BIOCHEM, INC.

527 Madison Avenue,

New York, NY 10022

October 7, 2016

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Ruairi Regan

Re:	Withdrawal of Acceleration Request of Enzo Biochem, Inc.
Registration Statement on Form S-3 File No. 333-213440

VIA EDGAR

Ladies and Gentlemen:

Enzo Biochem, Inc. hereby requests that the Securities and Exchange Commission withdraw its acceleration request dated September 30, 2016.

Thank you for your assistance. If you should have any questions, please contact Robert H. Cohen of McDermott Will & Emery LLP, counsel to the registrant, by telephone at (212) 547-5885.

Very truly yours,

ENZO BIOCHEM, INC.

By:	/s/ Barry W. Weiner
Name: Barry W. Weiner
Title: Chief Financial Officer

cc: Robert H. Cohen (McDermott Will & Emery LLP)